Exhibit 99.3

Notice of Annual
General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, please consult an appropriate independent adviser immediately. If you have sold or otherwise transferred all your holding of shares in Telewest Communications plc, you should send this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice of the Annual General Meeting of Telewest Communications plc to be held at 10.00 am (UK time) on Thursday, 12 June 2003 at The Lincoln Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED is set out herein. Forms of Proxy for the Annual General Meeting must be received by the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, UK not later than 10.00am (UK time) on Tuesday, 10 June 2003.

Telewest Communications plc
Registered office: Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, UK
(Registered in England No. 2983307)

22 April 2003

Dear Shareholder,

2003 ANNUAL GENERAL MEETING
The Annual General Meeting (“AGM”) of Telewest Communications plc (“the Company”) is to be held on Thursday, 12 June 2003 at 10.00am (UK time) at The Lincoln Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED. The Notice convening the AGM, and a Form of Proxy for use at the meeting, are enclosed and I am writing to give you more information about the resolutions to be considered at the AGM.

Resolution 1 deals with the adoption of the Directors’ Report and Financial Statements for the year ended 31 December 2002.

Resolution 2 deals with the approval of the Directors’ Remuneration Report (the “Remuneration Report”) for the first time this year as a result of the new Directors’ Remuneration Report Regulations 2002. This resolution will become a routine item at future AGMs. The Remuneration Report is set out in full in the Annual Report and a summarised version is included within the Summary Financial Statement. Any shareholder who has not chosen to receive the full Annual Report may access it on the Company’s website at www.telewest.co.uk

Resolutions 3-9 deal with the reappointment of the directors. Biographical details for each of the directors may be found on page 16 of the Annual Report and on page 10 of the Summary Financial Statement. Resolution 10 deals with the reappointment of KPMG Audit Plc as auditors of the Company. Resolutions 11 and 12, which are explained in more detail below, relate to routine matters and are similar to resolutions passed in previous years.

With regard to resolution 11, under UK company law, a company’s directors may not allot relevant securities unless they are authorised to do so by an ordinary resolution of the shareholders of the Company or under its Articles of Association. Resolution 11 gives the directors authority to allot up to 1,099,500,000 shares of 10p each in the capital of the Company, representing approximately 37% of the Company’s current issued share capital. After taking account of the shares of 10p each reserved for conversion of the Senior Convertible Notes due 2005, the authority relates to 985,300,000 shares of 10p each, equivalent to approximately 33.3% of the Company’s current issued share capital.

Resolution 12, a special resolution, provides the board with the power to allot shares for cash without first offering those shares to existing shareholders in proportion to their existing shareholdings as otherwise required by the Companies Act 1985. This empowers your directors to issue shares for cash other than to shareholders in proportion to their existing shareholdings in limited circumstances in connection with a rights issue or open offer (subject to the limit set out in resolution 11) and, in addition, to issue for cash up to an aggregate number of 147,800,000 shares of 10p each, representing approximately 5% of the Company’s current issued share capital.

The board considers that it is in the best interests of the Company that it should have the flexibility sought in resolutions 11 and 12. The board has no present intention of allotting shares under the authorities conferred by resolutions 11 and 12. The authorities conferred by these resolutions, if passed, will lapse 15 months after the AGM or at the conclusion of the 2004 AGM, whichever occurs first. The terms of the authorities sought by the directors in resolutions 11 and 12 comply with the guidelines issued by the UK institutional investors associations.

RECOMMENDATION
Your directors consider that all the resolutions to be proposed at the AGM are in the best interests of the Company and shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do in respect of their own beneficial shareholdings.

ACTION TO BE TAKEN
If you are unable to attend the AGM, I urge you to vote at the meeting by proxy. A Form of Proxy for use by the Company’s shareholders at the AGM is enclosed. Shareholders are advised to complete and return the Form of Proxy in accordance with the instructions printed on it so as to arrive at the Company’s Registrars as soon as possible, but in any event not later than 10.00am (UK time) on Tuesday, 10 June 2003. The return of the Form of Proxy will not preclude a shareholder from attending and voting in person at the AGM if he or she so wishes.

For further information regarding the Company, or to download a copy of the Company’s Annual Report, all shareholders are invited to visit our website at www.telewest.co.uk

My fellow directors and I look forward to meeting you at the AGM where you will have the opportunity to meet and discuss points of interest with board members after the formal business has been transacted.

Yours sincerely

Cob Stenham
Chairman

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Telewest Communications plc (the “Company”) will be held on Thursday, 12 June 2003, at 10.00am (UK time) at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED for the purpose of considering and, if thought fit, passing the resolutions set out below.

Resolutions 1 to 11 will be proposed as ordinary resolutions and resolution 12 will be proposed as a special resolution.

ORDINARY BUSINESS
1.	To receive and adopt the Directors’ Report and Financial Statements of the Company for the year ended 31 December 2002.

SPECIAL BUSINESS
2.	To approve the Directors’ Remuneration Report of the Company for the year ended 31 December 2002.

ORDINARY BUSINESS
3.	To reappoint Anthony W P Stenham as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

4.	To reappoint Charles J Burdick as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

5.	To reappoint Stephen S Cook as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

6.	To reappoint Denise P Kingsmill as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

7.	To reappoint Mark W Luiz as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

8.	To reappoint William A Rice as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

9.	To reappoint Stanislas M Yassukovich as a director, who is retiring by rotation at the Annual General Meeting in accordance with the Company’s Articles of Association.

10.	To reappoint KPMG Audit Plc, as auditors, to serve from the conclusion of the Annual General Meeting to the conclusion of the Annual General Meeting of the Company to be held in 2004, and to authorise the directors to fix their remuneration.

11.	To approve the following ordinary resolution:

THAT, in substitution for all previous authorities which are hereby revoked, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the “Act”) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £109,950,000 such authority to expire (unless previously renewed, varied or revoked by the Company in a general meeting) on the earlier of 11 September 2004 or the conclusion of the Annual General Meeting of the Company to be held in 2004, save that the Company may make an offer or agreement prior to the expiry of this authority which would or might require relevant securities to be allotted after the expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.

SPECIAL BUSINESS
12. To approve the following special resolution:

THAT, in substitution for all previous powers which are hereby revoked, and subject to the passing of resolution 11, the directors be and are hereby generally empowered pursuant to Section 95 of the Companies Act 1985 (“the Act”) to allot equity securities (within the meaning of Section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 11 as if Section 89(1) of the Act did not apply to such allotment.

Notice of Annual General Meeting
continued

This power:

i)	shall expire on the earlier of 11 September 2004 or the conclusion of the Annual General Meeting of the Company to be held in 2004, but the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

ii)	shall be limited to:

A)	the allotment of equity securities in connection with an issue in favour of the holders of shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of shares, but subject to the directors having a right to make such exclusions or other arrangements in connection with the issue of equity securities as they deem necessary or expedient:

(a)	in relation to fractional entitlements; or

(b)	to deal with legal or practical problems under the laws of any territory, or the requirements of any recognised regulatory body or any stock exchange; and

B)	the allotment of equity securities for cash (otherwise than pursuant to paragraph A above) up to an aggregate nominal amount of £14,780,000.

This Notice and the related Form of Proxy are being mailed to shareholders on the register at the close of business on Thursday, 10 April 2003. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders on the register at 6.00pm (UK time) on Tuesday, 10 June 2003 will be entitled to vote at the meeting.

By Order of the Board of Directors
Clive Burns
Company Secretary

Registered Office: Telewest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, UK

22 April 2003

EACH SHAREHOLDER’S VOTE IS IMPORTANT

PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY PROMPTLY

NOTES:
1. A shareholder entitled to attend and vote at the Annual General Meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote on his, her or its behalf. A proxy need not be a shareholder of the Company.

2. To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at the offices of Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, UK, not later than 10.00am (UK time) on Tuesday, 10 June 2003. A Form of Proxy is enclosed with this Notice. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.

3. In accordance with the Company’s Articles of Association, holders of convertible limited voting shares will not be permitted to vote on Resolutions 3 to 9 which relate to the reappointment of the Company’s directors.

4. Copies of all the directors’ service contracts and the Register of Directors’ Interests kept by the Company under Section 325 of the Companies Act 1985 will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this Notice until the close of the meeting and at the place of the Annual General Meeting for at least 15 minutes prior to, and during, the meeting.